UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Patheon N.V.

(Name of Subject Company (Issuer))

Thermo Fisher (CN) Luxembourg S.à r.l.

(Offeror)

a wholly owned subsidiary of

Thermo Fisher Scientific Inc.

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.01 per share

(Title of Class of Securities)

N6865W105

(CUSIP Number of Class of Securities)

Seth H. Hoogasian

Senior Vice President and General Counsel

Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, Massachusetts 02451

Telephone:  (781) 622-1198

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 212 403-1000	Leo F. Groothuis NautaDutilh N.V. Beethovenstraat 400 1082 P.R. Amsterdam The Netherlands +31 20 71 71 994

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,209,219,175.00	$603,749

*                  Calculated solely for purposes of determining the filing fee.  The calculation of the transaction value is determined by adding the sum of (i) 145,136,214 ordinary shares, par value €0.01 per share, of Patheon N.V. multiplied by the offer consideration of $35.00 per share, (ii) the net offer consideration for 1,747,750 outstanding stock options with an exercise price less than $35.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $35.00 minus the weighted average exercise price for such stock options of $23.28 per share), (iii) 1,408,018 shares subject to issuance pursuant to restricted share units, multiplied by the offer consideration of $35.00 per share and (iv) 1,705,355 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $35.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of May 30, 2017.

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $603,749	Filing Party: Thermo Fisher (CN) Luxembourg S.à r.l. and Thermo Fisher Scientific Inc.
Form or Registration No.: Schedule TO	Date Filed: May 31, 2017

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on May 31, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”) and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 59564903 (“Patheon”) at a price of $35.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated May 31, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 5 and 6.  Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals.

Items 5 and 6 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 11 — “The Purchase Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented to add the paragraphs set forth below:

Offer Letter with Michel Lagarde

The following summary description of the Lagarde Offer Letter (as defined below) and all other provisions of the Lagarde Offer Letter discussed herein are qualified by reference to such Lagarde Offer Letter, which has been filed as Exhibit (d)(3) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Lagarde Offer Letter may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Thermo Fisher and Purchaser.” Shareholders and other interested parties should read the Lagarde Offer Letter for a more complete description of the provisions summarized below.

On July 14, 2017, Thermo Fisher entered into an offer letter with Michel Lagarde for the position of Senior Vice President and President, Contract Development and Manufacturing of Thermo Fisher, contingent upon the Offer Closing (the “Lagarde Offer Letter”).  Mr. Lagarde’s employment agreement with Patheon

Pharmaceutical Services, Inc., as described in the Schedule 14D-9, will remain in effect, except as modified by the Lagarde Offer Letter.

Pursuant to the Lagarde Offer Letter, Mr. Lagarde’s annual base salary initially will remain $750,000, payable in regular installments in accordance with Thermo Fisher practices, and his target annual incentive opportunity initially will remain 100% of his annual base salary.  Mr. Lagarde will be eligible for an additional bonus of up to $750,000, the actual amount of which will be determined based on the achievement of individual synergy objectives for 2018 and 2019.

Upon the Offer Closing, Mr. Lagarde’s time-vesting Patheon Options and Patheon RSUs will be exchanged for Adjusted Options and Adjusted RSUs on the same terms as are applicable to other award holders generally.  Upon the Offer Closing, Mr. Lagarde’s performance-vesting Patheon Options will be canceled and exchanged for options to purchase shares of Thermo Fisher common stock (the “Replacement Options”) with a value (as determined using a methodology to be mutually agreed between Thermo Fisher and Mr. Lagarde) equal to the value of such canceled performance-vesting Patheon Options assuming the applicable performance goals were achieved in full.  The Replacement Options will vest ratably over a two-year period, with 50% vesting on each of the first and second anniversaries of the Offer Closing.  If Mr. Lagarde’s employment is terminated involuntarily without cause or due to death or disability, or he resigns for good reason, all of his unvested Adjusted Options, Adjusted RSUs and Replacement Options will vest in full.

Thermo Fisher will recommend to its compensation committee that, as soon as practicable following the Offer Closing, Mr. Lagarde be granted Thermo Fisher equity awards with an aggregate value of $2,500,000, which will consist of 50% stock options and 50% time-based restricted stock units.  The stock options will have a seven-year term, and vest ratably over a four-year period, with 25% vesting on each of the first through fourth anniversaries of the grant date.  The restricted stock units will vest over a three-and-a-half-year period, with 15% vesting six months following the grant date, and 25%, 30% and 30% vesting 18 months, 30 months and 42 months following the grant date, respectively.  In addition, Mr. Lagarde will be eligible for annual long-term incentive awards with a target value of at least $1,000,000 for 2018 and $2,500,000 for 2019.

As an executive of Thermo Fisher, Mr. Lagarde will also be eligible for additional life insurance paid by Thermo Fisher, and Mr. Lagarde will have the option to defer a portion of his compensation (salary and bonus) into Thermo Fisher’s deferred compensation plan, which provides a 100% match on the first 6% of compensation deferred into the plan, subject to plan rules and restrictions.  Mr. Lagarde will additionally be eligible for an executive long-term disability (“LTD”) benefit paid by Thermo Fisher, which can provide up to an additional $10,000 of monthly LTD benefit.

Mr. Lagarde will continue to receive his current benefit and executive perquisite levels for at least one year following the Offer Closing, and after integration, his benefits will be at least equal to those of similarly situated executives at Thermo Fisher.  During the period between the Offer Closing and May 1, 2018, Mr. Lagarde will continue to be eligible to receive severance benefits under his employment agreement with Patheon Pharmaceutical Services, Inc., as described in the Schedule 14D-9, except that Mr. Lagarde has agreed and acknowledged that his new position with Thermo Fisher is not a basis for asserting a good reason termination.  On May 2, 2018, Mr. Lagarde will be eligible for benefits under Thermo Fisher’s Executive Severance Policy and upon the Offer Closing, Mr. Lagarde will be eligible for benefits under Thermo Fisher’s standard Executive Change in Control Retention Agreement, which severance and change-in-control benefits will be at least equal to those of similarly situated executives at Thermo Fisher.  Generally, under Thermo Fisher’s Executive Severance Policy, Mr. Lagarde would be entitled to, among other benefits, severance pay equal to 1.5 times Mr. Lagarde’s base annual salary and target bonus at the time if Mr. Lagarde’s employment is terminated without “cause” (as defined in the policy).

Mr. Lagarde’s eligibility for benefits under Thermo Fisher’s Executive Severance Policy is contingent upon his execution of a noncompetition agreement upon the Offer Closing.  Pursuant to the noncompetition agreement, during Mr. Lagarde’s employment with Thermo Fisher and for 18 months thereafter, he will be prohibited from competing with Thermo Fisher and soliciting Thermo Fisher’s customers, clients and employees.  During the period from the Offer Closing until the second anniversary thereof, activities will only be considered competitive for purposes of the noncompetition agreement if they are competitive with the business of Patheon as conducted on the date of the Offer Closing; after the second anniversary of the Offer Closing, activities that are competitive with any business of Thermo Fisher will be considered competitive for purposes of the noncompetition agreement.

The information set forth in Section 12 — “Purpose of the Offer; Plans for Patheon” is amended as follows:

The first sentence of the final paragraph under the heading “Plans for Patheon” is hereby amended and restated in its entirety to read as follows:

It is possible that, in addition to Michel Lagarde, certain members of Patheon’s current management team will enter into new employment arrangements with Patheon, Thermo Fisher or their affiliates after the completion of the Offer and the transactions contemplated by the Purchase Agreement.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(d)(3)	Offer Letter, dated July 14, 2017, by and between Thermo Fisher Scientific Inc. and Michel Lagarde.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

Thermo Fisher (CN) Luxembourg S.à r.l.

By:	/s/ Sharon Briansky
Name: Sharon Briansky
Title: Empowered Signatory

Thermo Fisher Scientific Inc.

By:	/s/ Seth H. Hoogasian
Name: Seth H. Hoogasian
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 31, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The New York Times on May 31, 2017.*

(a)(5)(A)

Joint Press Release issued by Thermo Fisher Scientific Inc. and Patheon N.V., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(B)

Investor Presentation, dated May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(C)

Letter to Thermo Fisher Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(D)

Transcript of Joint Investor Conference Call held by Thermo Fisher Scientific Inc. and Patheon N.V. on May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(E)

Letter to Patheon N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 16, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(b)(1)	Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.*

(b)(2)	Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto.*

(d)(1)	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*

(d)(2)	Form of Tender and Support Agreement, dated May 15, 2017.*

(d)(3)	Offer Letter, dated July 14, 2017, by and between Thermo Fisher Scientific Inc. and Michel Lagarde.

*           Previously filed.